PSA PEUGEOT CITROËN

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

December 08, 2005

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated December 08, 2005 : "PSA Peugeot Citroën to expand its Trnava plant in Slovakia."

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

Paris - December 8, 2005

PSA Peugeot Citroën to expand its Trnava plant in Slovakia

PSA Peugeot Citroën has today contacted the Slovak authorities to let them know that the Trnava plant has been selected as the future site for a new manufacturing unit with a potential production capacity of 150,000 vehicles per year.

The additional production capacity will be dedicated to an entirely new vehicle to be marketed alongside existing models. The new car, despite its completely different design concept, will be built on the same platform as the plant's other vehicles, and will be added to the PSA Peugeot Citroën product offer in 2010.

The project will require an investment of roughly €350 million in Slovakia and create some 1,800 jobs.

The new investment will extend PSA Peugeot Citroën's Trnava plant, whose foundation was laid in June 2003. In the start-up phase, the facility will, in 2006, make platform 1 vehicles (small cars), with an annual capacity of 300,000 units on three shifts and a workforce of around 3,500 people.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com